NetWire LLC
Statement of Changes in Members' Equity
From June 22, 2022 (Inception) to December 31, 2022
(Unaudited)

	Common Units				
	Units	Amount	Paid in Capital	Accumulated Deficit	Total Members' Equity
Balance, June 22, 2022 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common units to founders	10,000,000	-	-	-	-
Equity based compensation	1,911,765		1,300,000		1,300,000
Net income	-	-	-	(1,300,000)	(1,300,000)
Balance, December 31, 2022	11,911,765	$ -	$ 1,300,000	$ (1,300,000)	$ -